香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

16th May 2008

Securities & Exchange Commission
Office of International Corporate Finance [redacted]
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement published in the newspapers on 16th May 2008 regarding the Company's Poll Results of Annual General Meeting

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 00006

港燈
HK Electric

Poll Results of the Resolutions proposed at the Annual General Meeting

The Company is pleased to announce the results of the poll conducted in respect of the resolutions proposed at the Annual General Meeting of the Company held on 15th May, 2008 ("AGM") as follows:

	RESOLUTIONS	NO. OF VOTES (%)	
		FOR	AGAINST
1.	To receive the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2007.	1,349,248,328 (100.0000)	0 (0.0000)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
2.	To declare a final dividend of HK$1.43 per share.	1,394,018,622 (100.0000)	0 (0.0000)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
3.	(a) To elect Mr. Canning Fok Kin-ning as a Director.	1,390,840,038 (99.6258)	5,223,486 (0.3742)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	(b) To elect Mr. Tso Kai-sum as a Director.	1,390,987,270 (99.6390)	5,039,186 (0.3610)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	(c) To elect Mr. Ronald Joseph Arculli as a Director.	1,371,940,202 (98.2688)	24,170,094 (1.7312)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	(d) To elect Mrs. Susan Chow Woo Mo-fong as a Director.	1,378,290,786 (98.7327)	17,691,650 (1.2673)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	(e) To elect Mr. Andrew John Hunter as a Director.	1,378,287,071 (98.7327)	17,690,765 (1.2673)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	(f) To elect Mr. Kam Hing-lam as a Director.	1,378,322,342 (98.7329)	17,688,854 (1.2671)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	(g) To elect Mr. Holger Kluge as a Director.	1,374,729,237 (98.4797)	21,223,150 (1.5203)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	(h) To elect Mr. Victor Li Tzar-kuoi as a Director.	1,379,957,477 (98.8494)	16,062,265 (1.1506)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	(i) To elect Mr. George Colin Magnus as a Director.	1,371,353,851 (98.2336)	24,659,085 (1.7664)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	(j) To elect Mr. Yuen Sui-see as a Director.	1,161,233,423 (83.1821)	234,780,316 (16.8179)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
4.	To appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.	1,393,805,527 (99.9984)	22,519 (0.0016)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
5.	To give a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital of the Company.	869,571,869 (63.3764)	502,503,679 (36.6236)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
6.	To give a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.	1,393,297,956 (99.9514)	677,476 (0.0486)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
7.	To add the number of shares repurchased to the general mandate given to the Directors to issue additional shares.	992,286,850 (72.0072)	385,750,562 (27.9928)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		

** The above percentages are rounded to the nearest four decimal places.*

The total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM is 2,134,261,654 shares. No shareholder was required to vote only against any of the resolutions at the AGM.

Computershare Hong Kong Investor Services Limited acted as scrutineer for the poll at the AGM.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 15th May, 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors	:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (Alternate Director to Mr. KAM: Mr. CHAN Loi Shun), Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See.
Non-executive Directors	:	Mr. Ronald Joseph ARCULLI and Mr. George Colin MAGNUS.
Independent Non-executive Directors	:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of the Company at www.heh.com under "Investor Relations — Notices, Announcements & Circulars".

香港經濟日報 2008年5月16日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 00006

港燈
HK Electric

股東週年大會投票表決結果

本公司欣然宣佈於二零零八年五月十五日舉行之股東週年大會(「該股東週年大會」)上提呈之議案的投票表決結果如下：

	議案	票數(%) 贊成	票數(%) 反對
1.	接納本公司截至二零零七年十二月三十一日止年度之年結及董事局與核數師報告書。	1,349,248,328 (100.0000)	0 (0.0000)
	由於贊成票數超過50%，議案通過為普通決議案。		
2.	宣派末期股息每股港幣一元四角三分。	1,394,018,622 (100.0000)	0 (0.0000)
	由於贊成票數超過50%，議案通過為普通決議案。		
3.	(a) 選舉霍建寧先生為董事。	1,390,840,038 (99.6258)	5,223,486 (0.3742)
	由於贊成票數超過50%，議案通過為普通決議案。		
	(b) 選舉曹棨森先生為董事。	1,390,987,270 (99.6390)	5,039,186 (0.3610)
	由於贊成票數超過50%，議案通過為普通決議案。		
	(c) 選舉夏佳理先生為董事。	1,371,940,202 (98.2688)	24,170,094 (1.7312)
	由於贊成票數超過50%，議案通過為普通決議案。		
	(d) 選舉周胡慕芳女士為董事。	1,378,290,786 (98.7327)	17,691,650 (1.2673)
	由於贊成票數超過50%，議案通過為普通決議案。		
	(e) 選舉甄達安先生為董事。	1,378,287,071 (98.7327)	17,690,765 (1.2673)
	由於贊成票數超過50%，議案通過為普通決議案。		
	(f) 選舉甘慶林先生為董事。	1,378,322,342 (98.7329)	17,688,854 (1.2671)
	由於贊成票數超過50%，議案通過為普通決議案。		
	(g) 選舉顧浩格先生為董事。	1,374,729,237 (98.4797)	21,223,150 (1.5203)
	由於贊成票數超過50%，議案通過為普通決議案。		
	(h) 選舉李澤鉅先生為董事。	1,379,957,477 (98.8494)	16,062,265 (1.1506)
	由於贊成票數超過50%，議案通過為普通決議案。		
	(i) 選舉麥理思先生為董事。	1,371,353,851 (98.2336)	24,659,085 (1.7664)
	由於贊成票數超過50%，議案通過為普通決議案。		
	(j) 選舉阮水師先生為董事。	1,161,233,423 (83.1821)	234,780,316 (16.8179)
	由於贊成票數超過50%，議案通過為普通決議案。		
4.	聘請畢馬威會計師事務所為本公司之核數師，並授權董事會釐定其酬金。	1,393,805,527 (99.9984)	22,519 (0.0016)
	由於贊成票數超過50%，議案通過為普通決議案。		
5.	授權董事發行不超過本公司已發行股本百分之二十之新增股份。	869,571,869 (63.3764)	502,503,679 (36.6236)
	由於贊成票數超過50%，議案通過為普通決議案。		
6.	授權董事購回不超過本公司已發行股本百分之十之股份。	1,393,297,956 (99.9514)	677,476 (0.0486)
	由於贊成票數超過50%，議案通過為普通決議案。		
7.	授權董事增發之新股可加上本公司購回之股份數額。	992,286,850 (72.0072)	385,750,562 (27.9928)
	由於贊成票數超過50%，議案通過為普通決議案。		

• 以上百份比以小數點後四個位計算。

股東有權出席該股東週年大會並可在會上就所有議案投贊成票或反對票的股份總數為2,134,261,654股。沒有股東須就任何議案只投反對票。

香港中央證券登記有限公司擔任該股東週年大會投票表決的監票員。

承董事會命
公司秘書
黃莉華

香港，二零零八年五月十五日

於本公布日期，本公司董事為：

執行董事 ：霍建寧先生(主席)、曹棨森先生(集團董事總經理)、周胡慕芳女士(亦為霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生(甘先生之替任董事：陳來順先生)、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生。

非執行董事 ：夏佳理先生及麥理思先生。

獨立非執行董事 ：顧浩格先生、余頌平先生及黃頌顯先生。

本公佈亦登載於香港交易及結算所有限公司的網站www.hkex.com.hk「最新上市公司公告」一欄及本公司的網站www.heh.com「投資者資訊 — 通告、公佈及通函」一欄。

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